SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

Pursuant to SECTION 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 19, 2005**



Dyadic International, Inc.

(Exact name of small business issuer as specified in its charter)

Delaware	**333-102629**	**45-0486747**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida	**33477**
(Address of principal executive offices)	(Zip Code)

(561) 743-8333
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into a Material Definitive Agreement

On December 19, 2005, the Company, together with its wholly-owned subsidiary, Dyadic International (USA), Inc., a Florida corporation ("Dyadic-Florida") and its wholly-owned subsidiary, Dyadic Netherland, B.V., a Dutch corporation ("Dyadic NL" and together with the Company and Dyadic-Florida, the "Dyadic parties") entered into a Termination and License Agreement (the "Termination Agreement"), effective as of November 23, 2005 (the "Effective Date") with Nederlandse Organisatie voor toegepast-natuurwetenschappeijk onderzoek TNO Netherlands Organisation for Applied Scientific Research and more specifically TNO Quality of Life (formerly known as TNO Nutrition and Food Research Institute), Zeist, the Netherlands ("TNO") and its wholly owned subsidiary, TNO Bedrijven B.V., a Dutch corporation ("TNO\BV" and together with TNO, the "TNO parties") incident to which, among other things, that certain Cooperation Agreement by and among TNO, Dyadic-Florida and Dyadic NL dated August 12, 2003 (the "Cooperation Agreement") was terminated as of the effective date as between the Dyadic parties and the TNO parties, but not as between the Dyadic parties.

Under the terms of the Cooperation Agreement, Dyadic-Florida and TNO each licensed their patent rights relevant to the development of a fungal high throughput robotic screening systems (a "Fungal HTRS System") to be based on Dyadic's proprietary C-1 fungus, and agreed to cooperate with Dyadic NL on its development and commercialization of a Fungal HTRS System, subject to provisions assuring each of TNO and Dyadic-Florida, respectively, of ownership of all improvements made to their respective technologies. In addition, each of Dyadic-Florida and TNO agreed to capitalize costs they had theretofore incurred on Dyadic NL's behalf and to furnish Dyadic NL with various administrative services at cost and research services at the same pricing as used internally among its affiliates. Further, each of TNO and Dyadic-Florida conferred upon Dyadic NL rights of first offer on any non-fungal high throughput screening systems either might develop during the term of the Cooperation Agreement, the term of which was to remain in effect until the first to occur of (i) the mutual written agreement of the parties or (ii) a sale of 100% of Dyadic NL to an unrelated third party, subject to early termination on account of the occurrence of a material breach by one party not cured within 90 days following notice thereof. The Cooperation Agreement also provided for binding arbitration of any commercial disputes between the parties under the arbitration rules of the International Chamber of Commerce, to be conducted in London, United Kingdom.

As consideration to TNO for its entry into the Cooperation Agreement, Dyadic NL agreed to pay to TNO (i) a royalty percentage on revenues derived by Dyadic NL from the commercial exploitation of any HTRS System it developed (the "TNO Royalty Interest"), (ii) a percentage of the net profits derived by Dyadic NL from regular operations (the "TNO Operating Profit Interest") and (iii) a percentage of the net proceeds derived from a sale of Dyadic NL or all or substantially all of its assets (the "TNO Gain Interest"). Further, Dyadic-Florida granted to TNO a stock option to purchase shares of common stock of Dyadic Florida, at the price of $4.50 per share, for a quantity of shares equal to the quotient of (x) fifteen percent (15%) of Dyadic NL's accumulated owners' equity, if any, divided by $4.50 (the "TNO Option").

As additional consideration to Dyadic-Florida for its entry into the Cooperation Agreement, Dyadic-Florida was granted (i) royalty rights identical to the TNO Royalty Interest and (ii) a right of first offer on any discoveries or inventions developed by TNO related to nonfungal HTRS systems.

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Pursuant to the provisions of the Termination Agreement, which terminated the Cooperation Agreement as of the Effective Date only with respect to the rights and obligations of the TNO parties thereunder, and not those of the Dyadic parties thereunder, the Company issued 161,560 fully paid and non-assessable shares of $.001 par value Common Stock (the "Shares") to TNO\BV in consideration for: (i) the termination of the Cooperation Agreement; (ii) the conversion of TNO's technology license into a paid-up, exclusive, worldwide license to use that TNO technology in the field of Fungal HTRS systems; (iii) TNO's conferral upon Dyadic NL of the benefit of certain other proprietary covenants of TNO, including a right of first offer on non-fungal HTRS systems developed by TNO during the three-year period following the Effective Date; (iv) TNO's agreement to perform research services for Dyadic NL in connection with its efforts to complete the development of a Fungal HTRS System on a favored pricing basis as a "Preferred Supplier"; (v) the cancellation of the TNO Option, the TNO Operating Profit Interest and the TNO Gain Interest; and (vi) the satisfaction of all indebtedness of Dyadic NL to TNO, including a trade payable for research services rendered by TNO to Dyadic NL in the approximate amount of $377,000. The term of the Termination Agreement is until the first to occur of (i) the mutual written agreement of the parties or (ii) the expiration of the later of 18 years following the Effective Date or (ii) the date of the expiration of the last to expire of the patents licensed by TNO to Dyadic NL. The Termination Agreement is fully assignable by any of the parties, and contains the same arbitration provisions as were in the Cooperation Agreement.

The Shares issued to TNO\BV are not registered, and are restricted securities under the Securities Act of 1933 (as amended, the "Securities Act"). Under the Termination Agreement, with respect to any undertaking of the Company to register its securities under the Securities Act (subject to certain customary excluded security issuances of securities) during the two year period commencing with the Effective Date, TNO\BV has been granted certain "piggyback registration" rights to have its Shares included in such registration, subject to standard and customary provisions relating to the obligations and rights of TNO|BV in connection with any such registration.

The Termination Agreement effectively eliminates the profit sharing and royalty rights arrangement with TNO related to Dyadic's HTRS system and settles the outstanding indebtedness of Dyadic NL to TNO, consisting of a trade payable of approximately $377,000, for total consideration of 161,560 Shares. The Termination Agreement is expected to have no effect on the long-term relationship between the Company and TNO under which TNO has been conducting research and development activities on the Company's behalf related to the further development and commercialization of the Company's C1 Host Technology.

The foregoing descriptions of the Cooperation Agreement and the Termination Agreement are qualified in their entirety by reference to the Cooperation Agreement filed as an Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 29, 2004, as amended, and the Termination Agreement attached hereto as Exhibit 99.1.

Item 1.02 Termination of a Material Definitive Agreement

Reference is made to the disclosures in Section 1.01 above as to termination of the Cooperation Agreement.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits

(c) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-B:

**Exhibit
Number**

	Description of Exhibit
99.1	Termination and License Agreement dated December 19, 2005 between Dyadic International, Inc., Dyadic International (USA), Inc., Dyadic Netherland, B.V., Nederlandse Organisatie voor toegepast-natuurwetenschappeijk onderzoek TNO Netherlands Organisation for Applied Scientific Research and more specifically TNO Quality of Life (formerly known as TNO Nutrition and Food Research Institute), Zeist, the Netherlands, and TNO Bedrijven B.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DYADIC INTERNATIONAL, INC.

Date: December 20, 2005   By: /s/ Mark A. Emalfarb____

Name: Mark A. Emalfarb
Title: President and Chief Executive Officer

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Index to Exhibits

Exhibit Number	
	Description of Exhibit
99.1	Termination and License Agreement dated December 19, 2005 between Dyadic International, Inc., Dyadic International (USA), Inc., Dyadic Netherland, B.V., Nederlandse Organisatie voor toegepast-natuurwetenschappeijk onderzoek TNO Netherlands Organisation for Applied Scientific Research and more specifically TNO Quality of Life (formerly known as TNO Nutrition and Food Research Institute), Zeist, the Netherlands, and TNO Bedrijven B.V.